# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nine Energy Service, Inc., CIK 0001532286
CUSIP: 65441V200
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2001 KIRBY DRIVE, SUITE 200, HOUSTON, Texas (TX), 77019
Date of event which requires filing of this statement: 03/05/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000061227

## Reporting persons
- MacKay Shields LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,662,134; sole dispositive power 0; shared dispositive power 1,662,134; aggregate amount beneficially owned 1,662,134 (11.91% of the class)
  Comment: The reporting persons are party to a voting agreement with the Issuer dated March 5, 2026. This agreement allows the reporting persons to vote up to 10% of the total voting power of all of the outstanding voting securities of the Company on such matter as of the applicable record date after giving effect to any other voting agreement between the Company and any of its shareholders. The percentage reported herein is calculated based on 13,950,000 shares of Common Stock outstanding as of March 5, 2026.
- NYLI MacKay High Yield Corporate Bond Fund: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,404,300; sole dispositive power 0; shared dispositive power 1,404,300; aggregate amount beneficially owned 1,404,300 (10.07% of the class)
  Comment: The reporting persons are party to a voting agreement with the Issuer dated March 5, 2026. This agreement allows the reporting persons to vote up to 10% of the total voting power of all of the outstanding voting securities of the Company on such matter as of the applicable record date after giving effect to any other voting agreement between the Company and any of its shareholders. The percentage reported herein is calculated based on 13,950,000 shares of Common Stock outstanding as of March 5, 2026.

## Item 1. Issuer
Name of issuer: Nine Energy Service, Inc.
Address of issuer's principal executive offices: 2001 KIRBY DRIVE, SUITE 200, HOUSTON, 77019

## Item 2. Person Filing
Name of person filing:
MacKay Shields LLC

NYLI MacKay High Yield Corporate Bond Fund
Address of principal business office or, if none, residence:
299 PARK AVENUE
32ND FLOOR
New York, New York
10171
Citizenship:
MacKay Shields LLC - Delaware

NYLI MacKay High Yield Corporate Bond Fund - Massachusetts

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
MacKay Shields LLC - 1,662,134

NYLI MacKay High Yield Corporate Bond Fund - 1,404,300
Percent of class: 21.98
Sole power to vote or to direct the vote:
MacKay Shields LLC - 0

NYLI MacKay High Yield Corporate Bond Fund - 0
Shared power to vote or to direct the vote:
MacKay Shields LLC - 1,662,134

NYLI MacKay High Yield Corporate Bond Fund - 1,404,300
Sole power to dispose or to direct the disposition:
MacKay Shields LLC - 0

NYLI MacKay High Yield Corporate Bond Fund - 0
Shared power to dispose or to direct the disposition:
MacKay Shields LLC - 1,662,134

NYLI MacKay High Yield Corporate Bond Fund - 1,404,300

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
MacKay Shields LLC, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 is deemed to be the beneficial owner of 1,662,134 shares of the 11.91% of the Common Stock believed to be outstanding as a result of acting as investment adviser to various clients. All calculations of percentage ownership are based on a total of 13,950,000 shares of Common Stock issued and outstanding as of March 5, 2026.

The NYLI MacKay High Yield Corporate Bond Fund, a registered investment company for which MacKay Shields acts as a sub investment adviser, may be deemed to beneficially own 10.07% of the outstanding common stock of the Company. New York Life Investment Management LLC and indirect wholly owned subsidiary of New York Life and an affiliate of MacKay Shields LLC, is the manager of the NYLI MacKay High Yield Corporate Bond Fund.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

Each of the undersigned hereby agrees that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G with respect to the common stock of Nine Energy Services, Inc., may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 24, 2026.

New York Life Investments Funds, on behalf of its series,
NYLI MacKay High Yield Corporate Bond Fund

By: /s/ Kirk C. Lehneis
Name: Kirk C. Lehneis
Title: President

By: /s/ Rene A. Bustamante
Name: Rene A. Bustamante
Title: Chief Administrative Officer
MacKay Shields LLC

## Signatures
- MacKay Shields LLC: Chris Fitzgerald, Chief Compliance Officer (03/31/2026)
- NYLI MacKay High Yield Corporate Bond Fund: Chris Fitzgerald, Chief Compliance Officer (03/31/2026)